2/16

07021139

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wireless 2 Technologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

FEB 20 2007

THOMSON FINANCIAL

FILE NO. 82- 01548

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/20/07

File No. 82-1548
12g3-2(b) Exemption

Annual Report
September 2006

AR/S
9-30-06



WIRELESS2 TECHNOLOGIES INC

Report to our Shareholders

In Fiscal 2006, we continued to refine our strategy and business model in the way we approach our markets. The Company's business model was partnering with key industry suppliers that provide turn-key systems to end-users. This approach helped add depth and enhanced relationships with customers and enabled our partners to deliver competitive and differentiated solutions to the marketplace. This strategy showcased our abilities as a global supplier of RFID monitoring products that provide asset and personnel tracking through GPS, GSM and other high technology platforms. Strategic became an original equipment manufacturer (OEM) with a traditional sales revenue model and a system solution provider with a recurring revenue rental component.

Strategic had become an internationally recognized award winning wireless RFID (radio frequency identification device) business that tracked "persons of interest" as well as assets for government agencies for almost 14 years. Strategic provided turn-key products and solutions from its corporate head office, design and manufacturing facility located in Surrey, British Columbia. Tactical Technologies Inc., our law enforcement division, has design and manufacturing facilities located in Folsom, Pennsylvania and On Guard Plus Limited, our European corrections division has sales and support offices in Manchester, England and Paris, France. We had achieved international sales and marketing expertise – with contracts today in Italy, France, South Africa, Australia, and North America.

Corrections Division
Strategic's corrections division supplied curfew monitoring products used to track released offenders in real time or monitors them to curfew schedules which provides a viable alternative and savings to the penal system. Strategic licensed its core technologies and manufactured products as an OEM under house brands for distributors and end-users. This division had both a traditional sales revenue model and a recurring revenue rental component.

In 2006, the Company continued to invest in new product development and the enhancement of its existing product lines. Strategic spent fiscal 2006 developing specialized technologies and products to support the Strategic/Sentinel alliance in the United States and our customers in Europe. Sentinel increased orders to the Company for the HMUB, a new receiver module developed for their "TrakMate" a handheld GPS tracking device. The Company continued the development of BluTag the first patentable one-piece GPS offender tracking device and multi-path tracking device. This GPS system links RF, the internet, satellite communications, GPRS, and mobile solutions software into one seamless integrated product to provide active or passive monitoring of offenders and assets. On Guard continued marketing the multi-path tracking device in Europe and the world market.

We continued to receive orders for our "iTRX" Series technology utilizing our latest design in dual frequency wireless RFID transmitter/receiver links for superior reception, longer-range and longer battery life. The competition noted these technological advantages in our products and early in 2006 the Company was contacted to enter into discussions with several large well funded companies that were consolidating the marketplace. We recognized the marketplace consolidation and made a decision to enter into negotiations for the sale and disposal of these assets. In mid September we closed this transaction and left the field of Corrections.

Law Enforcement Division
Strategic, through its wholly owned subsidiary, Tactical Technologies Inc., supplies tracking and intelligence gathering support technology used in government covert operations in the fields of surveillance and intelligence gathering to law enforcement agencies. The division's principal products consist of covert body worn audio transmitters, repeaters, and intelligence gathering kits including receivers with recording capabilities. GPS/Cellular/radio frequency tracking equipment and video packages are also supplied for covert remote tracking of assets and vehicles in real time and after-the-fact. The law enforcement division continued to develop and release several new products over the past year that have added revenues and established a new technology outlook for continued long term growth.

Revenues decreased while gross margin increased from the law enforcement segment during fiscal 2006. A portion was due solely to the timing of deliveries under US Federal government purchase orders. The gross margin increase is largely due to sales product mix and additional production efficiencies undertaken in the year.. Gross profits in the law enforcement segment vary with the product mix and volumes of sales with higher margins being earned on sales of in-house manufactured products compared to products purchased for resale.

This division operates on a traditional sales revenue model and the law enforcement division ended the year with a backlog of orders totaling $1,109,000 and expects that their latest "best of breed" technologies will increase revenues in future periods.

The Marketplace

Strategic Technologies Inc. changed its name to Wireless2 Technologies inc. in October, 2006 upon completion of the sale of our Correction Division assets. Wireless2 has been looking at business opportunities during the first quarter and will continue to search for technologies which will provide growth opportunities and shareholder value.

Tactical Technologies Inc.'s primary market is the USA and their policy on the war on crime continues to grow this law enforcement sector and offer additional opportunities. At present, Tactical Technologies continues to be successful in its field and generates approximately $2.5 million in revenues. Tactical will be moving to a larger facility in the second quarter and is also evaluating new opportunities.

Outlook

In the past year, the Company made the decision to leave the Corrections marketplace and completed the transaction late in our fiscal year. This decision resulted in the Corrections Division being sold at a profit allowing the Company to repay all its debt. Wireless2 now has a strong financial position to expand Tactical and search for new opportunities in the wireless marketplace. Growth requires change and the changes we have taken are expected to have a positive impact on our growth. We are confident we can achieve our goals because we have the financial resources, the availability of business opportunities, the strategies, the people and the commitment to do everything possible to meet and exceed them. We also have a Board of Directors with the wisdom and experience, as well as a high degree of involvement and independence, to ensure Wireless2 has the necessary guidance to achieve greater success.

Tactical has received some new contracts in our first quarter with the US Federal government agencies and will be delivering them throughout the balance of the year. Tactical expects to achieve positive net earnings for fiscal 2007.

Success and growth can only come with input from key people. We express our appreciation to all members of the Strategic team, the many skilled and motivated employees and directors, for their efforts in the past year. We also acknowledge the continued support of our customers and stakeholders that make all of this possible. While tangible evidence of our recent achievements may not be immediately apparent determination and focus should ensure we succeed.

On behalf of the Board of Directors

Doug H. Blakeway
President & Chief Executive Officer

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
Wireless2 Technologies Inc.
(formerly Strategic Technologies Inc.)

We have audited the consolidated balance sheets of Wireless2 Technologies Inc. (formerly Strategic Technologies Inc.) as at September 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
January 18, 2007

Wireless2 Technologies Inc. (formerly STRATEGIC Technologies Inc.)
Consolidated Balance Sheets
As At September 30
Expressed in Canadian Dollars

	2006	2005
ASSETS	**$**	$
Current		
Cash	**1,287,801**	1,338,582
Accounts and holdback receivable (Note 4)	**1,010,166**	1,035,686
Income taxes recoverable	**-**	96,307
Inventory (Note 5)	**341,074**	695,656
Prepaids	**51,224**	88,231
Receivable from On Guard Plus Limited (Note 4)	**471,651**	-
	3,161,916	3,254,462
Property and equipment (Note 6)	**25,428**	34,858
Assets held for sale (Note 4 & Note 6)	**-**	633,071
Other assets (Note 7)	**145,757**	352,950
	3,333,101	4,275,341
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**314,180**	866,238
Customer deposits	**9,940**	5,162
Loans payable (Note 8)	**129,059**	413,896
Debentures payable (Note 9)	**-**	1,582,000
	453,179	2,867,296
SHAREHOLDERS' EQUITY		
Share capital (Note 11)	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(225,585)**	(218,005)
Deficit	**(11,795,914)**	(13,275,371)
	2,879,922	1,408,045
	3,333,101	4,275,341

Commitments (Note 14)

See accompanying notes to consolidated financial statements

On behalf of the Board

Director

Director

Wireless2 Technologies Inc. (formerly STRATEGIC Technologies Inc.)
Consolidated Statements of Operations
Years Ended September 30
Expressed in Canadian Dollars

	2006	2005
	$	$
Revenues	**2,501,333**	2,574,352
Cost of sales	**1,524,581**	1,617,119
Gross profit	**976,751**	957,233
Sales and marketing	**547,026**	538,529
General and administration	**276,677**	483,891
Research and development	**171,389**	157,654
Financing charges	**17,976**	4,026
Depreciation and amortization	**36,487**	17,064
Foreign exchange loss	**16,413**	26,975
Loss before under-noted items	**(89,217)**	(270,906)
Provision for (recovery of) income taxes (Note 10(a))	**6,057**	(107,290)
Net loss from continuing operations	**(95,274)**	(163,616)
Gain (loss) from discontinued operations, net of tax (Note 4)	**1,574,731**	(1,750,520)
Net Income (Loss)	**1,479,457**	(1,914,136)
(Loss) per share from continuing operations		
Basic and diluted	**($0.01)**	$ (0.01)
(Loss) per share from discontinued operations		
Basic and diluted	**$ 0.09**	$ (0.09)
Net Income (loss) per share		
Basic and diluted	**$ 0.08**	$ (0.10)
Weighted average number of common shares		
Basic and diluted	**18,812,213**	18,812,213

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc. (formerly STRATEGIC Technologies Inc.)
Consolidated Statements of Deficit
Years Ended September 30
Expressed in Canadian Dollars

	2006	2005
	$	$
Deficit, Beginning of year	**(13,275,371)**	(11,361,235)
Net Income (Loss)	**1,479,457**	(1,914,136)
Deficit, End of year	**(11,795,914)**	(13,275,371)

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc. (formerly STRATEGIC Technologies Inc.)
Consolidated Statements of Cash Flows
Years Ended September 30
Expressed in Canadian Dollars

	2006	2005
OPERATING ACTIVITIES	**$**	$
Loss from continuing operations	**(95,274)**	(163,616)
Items not involving cash:		
Depreciation and amortization	**36,487**	17,064
Non-cash working capital changes in operating assets and liabilities (Note 12)	**(505,180)**	(180,108)
Cash flows of continuing operations	**(563,967)**	(326,660)
Cash flows of discontinued operations	**(364,584)**	(1,261,225)
	(928,551)	(1,587,885)
INVESTING ACTIVITIES		
Proceeds from sale of assets, net of cash disposed of $43,302 (Note 4)	**-**	3,320,348
Proceeds from sale of Corrections Division, net of transaction costs of $55,713 (Note 4)	**2,645,747**	-
Property and equipment (acquisitions)	**(9,374)**	(20,174)
Other assets (acquisitions)	**-**	(23,995)
Corrections Division assets disposals (acquisitions)	**225,284**	(321,933)
	2,861,657	2,954,246
FINANCING ACTIVITIES		
Repayment of loans payable	**(284,837)**	(823,190)
Repayment of debentures	**(1,582,000)**	-
	(1,866,837)	(823,190)
Net increase (decrease) in cash	**66,269**	543,171
Effect of exchange rate changes on cash	**(117,050)**	(142,923)
Cash, beginning of year	**1,338,582**	938,334
Cash, end of year	**1,287,801**	1,338,582

Supplementary Cash Flow Disclosure (Note 13)

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitor the curfew compliance of offenders who are in correctional systems in the United States, Australia and France. On September 15, 2006, the Company sold its Corrections Division (offender electronic monitoring) (Note 4). The Company continues to design and sell sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. Change of Name

The Company changed its name from Strategic Technologies Inc. to Wireless2 Technologies Inc. in October, 2006.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized herein.

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies, Tactical Technologies Inc., Strategic Monitoring Services, Inc. (inactive) and the results of operations of On Guard Plus Limited, and its wholly owned subsidiary C-Track (UK) Limited (inactive) to the date of sale. All significant inter-company transactions and balances have been eliminated in the preparation of these consolidated financial statements.

(b) Cash

Cash consists of cash on hand and deposits in banks.

(c) Inventory

Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Rental monitoring units	20% straight-line
Engineering and molds	33 1/3% straight-line
Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

(e) Intangible Assets
Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following periods:

Licenses	Lesser of term of licensing agreements or ten years
Non-patented technology	Estimated expected life of related products
Patents	Ten years

(f) Goodwill
Goodwill represented the excess of the amount paid for On Guard Plus Limited in 2004 over the estimated fair value of the net identifiable tangible and intangible assets. Goodwill was disposed of as part of the sale of certain assets and intellectual property which occurred in the year ended September 30, 2005 which as a result of the disposal of the Corrections Division has been reported as discontinued operations in the 2005 results (Note 4).

(g) Impairment of Long-lived Assets
The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over the expected future discounted cash flows. Prior to October 1, 2003, asset impairments were recorded to the extent that the amount of an asset's carrying value exceeded its net recoverable amount on an undiscounted cash flow basis. The Company recorded an impairment loss of $nil as of September 30, 2006 (2005 – $143,884 which as a result of the disposal of the Corrections Division has been reported as discontinued operations in the 2005 results).

(h) Translation of Foreign Currency
Monetary assets and liabilities of the parent company denominated in a foreign currency are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in operations. All the assets and liabilities of the self sustaining foreign subsidiaries are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. Gains and losses on translation are recorded in shareholders' equity on the consolidated balance sheet under the caption "cumulative translation adjustment".

(i) Revenue Recognition
The Company recognizes equipment rental service revenues over the term of the applicable operating service agreements after the rental service has been provided. Sales of product are recognized as revenues pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured.

(j) Stock Based Compensation
The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. For 2006 and 2005, the estimated weighted-average fair value of the options was determined using the weighted-average assumptions of risk-free interest rate of 3.5%; 4 year expected term of option; volatility in stock price 86.25%; dividend yield 0%. No options have been issued since March 3, 2004. No options have been granted by the Company since March 3, 2004.

(k) Income Taxes
The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Income (Loss) Per Share
The diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as issued options, convertible debt and warrants. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

4. SALE OF CORRECTIONS DIVISION

In September, 2006, the Company sold its Corrections Division (offender electronic monitoring) which included its subsidiary, On Guard Plus Limited for $3,194,241 less transaction costs of $55,713. The net proceeds were $2,638,528 after deducting a holdback receivable of $500,000. In fiscal 2005, the Company sold a patent and intellectual property for net cash proceeds of $3,320,348. Operating results and assets of the division that have been sold have been classified as a discontinued operation and comparative figures restated. The gain on disposal of the Corrections Division and operating loss from its operations is as follows:

a) Gain on Disposal	$	
Proceeds on disposal	3,194,241	
Net book value of assets sold	(638,983)	
Transaction costs	(55,713)	
Gain on sale of Division	2,499,545	
b) Corrections Division (Selected Operating Information)		
Revenues	1,965,088	2,904,737
Operating expenses	(2,188,243)	(4,080,979)
Financing charges	(321,477)	(389,265)
Depreciation and amortization	(380,182)	(334,906)
Loss on sale of patent and intellectual property	-	(600,111)
Operating loss from discontinued operations before recovery of tax	(924,814)	(2,500,524)
Tax recovery	-	750,004
Operating income (loss) from discontinued operations	(924,814)	(1,750,520)
Gain (loss) from discontinue operations, net of tax	1,574,731	(1,750,520)

5. INVENTORY

	2006 $	2005 $
Raw Materials	276,199	504,923
Work in Progress	17,125	110,999
Finished Goods	47,750	79,734
	341,074	695,656

6. PROPERTY AND EQUIPMENT

2006	$ Cost	$ Accumulated Depreciation	$ Net Book Value
Manufacturing and office equipment	293,156	267,727	25,428
Leasehold improvements	1,062	1,062	-
	294,218	268,790	25,428

2005	Cost	Accumulated Depreciation	Net Book Value
Manufacturing and office equipment	269,136	234,278	34,858
Leasehold improvements	1,513	1,513	-
Assets held for sale	2,051,963	1,418,892	633,071
	2,322,612	1,654,683	667,929

7. OTHER ASSETS

2006	$ Cost	$ Accumulated Amortization	$ Net Book Value
Licenses	78,918	59,444	19,474
Deferred financing costs	388,620	388,620	-
Cash surrender value, life insurance	126,283	-	126,283
	593,821	448,064	145,757

2005	Cost	Accumulated Amortization	Net Book Value
Licenses	64,299	40,899	23,400
Deferred financing costs	388,620	206,835	181,785
Patents and technology	38,127	7,326	30,801
Cash surrender value, life insurance	116,964	-	116,964
	608,010	255,060	352,950

8. LOANS PAYABLE

	2006 $	2005 $
Western Economic Diversification Fund Loan, unsecured, with Interest at Bank of Canada prime lending rate plus 3%, Repayable in varying monthly installments, due May, 2006	-	54,806
US$57,735 loan payable, unsecured without interest, due March 3, 2005	64,530	179,695
US$57,735 4% Notes payable, unsecured, due March 3, 2005	64,529	179,695
	129,059	413,896

The due date for the installment due March 3, 2005 on the loan payable and 4% notes payable was extended for one year with bonus interest due of 8% per annum for the period of extension. Subsequent to September 30, 2006, the Company repaid $109,702 leaving a balance owing of $19,357 (US$17,319) which will be due on settlement of an outstanding taxation matter in On Guard Plus Limited.

9. DEBENTURES PAYABLE

	2006 $	2005 $
Debentures payable, bearing interest at 12% per annum payable monthly, due September 3, 2006	-	1,582,000

The debentures were secured by a General Security Agreement over all the assets of the Company. In addition the Company provided a pledge of the shares of its subsidiaries, Tactical Technologies Inc. and On Guard Plus Limited. The Company may redeem the debentures at any time, without penalty. As part of the financing, the Company issued 1,740,200 warrants exercisable into common shares at $0.60 each. The warrants had a two year term from date of issue and expire on September 3, 2006. The fair value of the warrants measured at $199,183 has been treated as deferred financing fees and were amortized over the life of the debt. The warrants expired unexercised on redemption of the debentures in September, 2006.

10. INCOME TAXES

a) Recovery of income taxes was as follows:

	2006 $	2005 $
Current income taxes	(6,057)	(107,290)

b) The provision for (recovery of) income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2006 $	2005 $
Recovery of income taxes at statutory rates	(60,619)	(106,783)
Provision for income taxes on non deductible expense	3,818	5,175
Effect of lower tax in foreign jurisdictions	3,510	6,182
Tax benefit not recognized in period that the loss arose	59,348	(11,864)
	(6,057)	(107,920)

c) The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2006	2005
Assets	$	$
Depreciation and amortization	5,644	1,420,562
Deferred financing costs	-	73,841
Scientific Research and Expenditure credits	262,253	262,253
Operating loss carry forwards	3,175,540	1,975,196
	3,443,437	3,731,852
Less: valuation allowance	(3,443,437)	(3,731,852)
	-	-

d) At September 30, 2006 the Company had the following loss carry forwards available for tax purposes:

		Expiry
Canada	$ 6,657,790	2010-2013

11. SHARE CAPITAL

a) Authorized: unlimited common shares without par value.

b) Issued common shares are as follows:

	Number of Shares	$ Amount
Issued, September 30, 2004	18,823,283	14,530,555
Less: Treasury stock	(11,070)	(30,443)
Balance, September 30, 2005 and 2006	18,812,213	14,500,112

There has been no change in the 11,070 treasury shares for $30,443 at September 30, 2005 and 2006.

c) Issued warrants are as follows:

	Number of Warrants
Outstanding, September 30, 2004	5,187,672
Expired during year	(700,000)
Outstanding, September 30, 2005	4,487,672
Expired during year	(4,487,672)
Outstanding, September 30, 2006	-

d) Options issued and exercisable:

	Exercise Price	Expiry	Number of Options
Outstanding, September 30, 2004	$0.40	10/22/08 & 3/3/09	1,044,000
Cancelled during the year	$0.40	10/22/08 & 3/3/09	(60,183)
Outstanding, September 30, 2005	$0.40	10/22/08 & 3/3/09	983,817
Cancelled during the year	$0.40	10/22/08 & 3/3/09	(546,317)
Outstanding, September 30, 2006	$0.40	10/22/08	437,500

12. SUPPLEMENTARY CASH FLOW INFORMATION

a) Change in non-cash working capital:

	2006 $	2005 $
Accounts and holdback receivable, including On Guard Plus Limited	(349,824)	126,694
Income taxes recoverable	-	(96,307)
Inventory	354,582	215,192
Prepaids	37,007	26,882
Accounts payable and accrued liabilities	(551,723)	(277,448)
Income taxes payable	-	(163,655)
Customer deposits	4,778	(11,466)
Change in non-cash working capital	(505,180)	(180,108)

b) Interest and income taxes:

	2006	2005
Interest paid	209,554	250,658
Income taxes paid (recovered), net	(88,073)	90,674

13. TRANSACTIONS WITH RELATED PARTIES

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $251,200 (2005 - $354,500) and automobile costs of $nil (2005 - $3,000) charged by companies controlled by individuals who are officers or directors of the Company.

As of September 30, 2006, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $25,214 (2005 - $20,878).

Maxwell & Co. provided accountancy services of $44,930 (£21,848) (2005 $55,000 (£25,000)) in the period. H.W.G. Maxwell is a previous director and 50% shareholder of On Guard Plus Limited and is a partner in Maxwell & Co., Chartered Accountants. As at September 30, 2006 and 2005 the amount owing to Maxwell & Co was Nil.

14. COMMITMENTS

The Company at September 30, 2006 has no minimum annual rentals payable under the terms of operating leases for premises, office and other equipment. The Company rents premises on a month to month basis with annual lease payments of approximately $62,500.

15. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, accounts payable, customer deposits, loans and debentures payable. The fair value of accounts receivable, accounts payable and customer deposits approximate their carrying value due to the short term to maturity. The fair value of loans and debentures payable approximate their market value due to the market rate of interest being charged.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

16. SEGMENTED INFORMATION

The Company only operates in one segment, being the manufacture and sale of wireless radio frequency identification equipment. In 2006, the Company disposed of its Corrections Division (Note 4). Previous to this the Company had operated in two segments – Corrections and Law Enforcement. As a result of the disposal and treatment of Corrections as a discontinued operation, the Company reassessed its operations and determined it operated in a single segment. As a result, historical segmented results for the Company have been restated with the result that the Corrections segment is disclosed as discontinued operations (Note 4). All of the Company's long-lived assets are located in the United States.

Management's Discussion & Analysis
as at January 21, 2007

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual Report. Additional information relating to the Company is filed on Sedar at www.sedar.com

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General Overview
Strategic Technologies Inc. changed its name to Wireless2 Technologies Inc. in October, 2006 and Wireless2 and/or Strategic are used interchangeably throughout this MD&A and accompanying financial statements. Strategic Technologies Inc. is incorporated under the laws of British Columbia. It was an established international wireless RFID (radio frequency identification device) manufacturer with its corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. On March 3, 2004, Strategic acquired 100% ownership of On Guard Plus Limited, a service provider to Corrections markets in Europe. In September, 2006, the Company sold its Corrections Division (offender electronic monitoring) which included its subsidiary, On Guard Plus Limited (Note 4 to the consolidated financial statements). Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

The Company's core businesses were the manufacture and sale or rental of electronic curfew monitoring systems used in the Corrections marketplace and the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. In September, 2006, the Company sold its Corrections Division, including its subsidiary, On Guard Plus Limited (Note 4 to the consolidated financial statements). The Company only operates in one segment, being the manufacture and sale of wireless radio frequency identification equipment. In 2006, the Company disposed of its Corrections Division (Note 4). Previous to this the Company had operated in two segments – Corrections and Law Enforcement. As a result of the disposal and treatment of Corrections as a discontinued operation, the Company reassessed its operations and determined it operated in a single segment. As a result, historical segmented results for the Company have been restated with the result that the Corrections segment is disclosed as discontinued operations. All of the Company's long-lived assets are located in the United States.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc. and On Guard Plus Limited (to the date of disposal).

Revenues include the gross amount billed to customers for sales of products, recurring rentals and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

Selected Annual Information	Years Ended September 30		
	2006	2005	2004
	$	$	$
Total revenues	2,501,333	2,574,352	4,360,864
Income (loss) before discontinued operations	(95,,274)	(307,500)	311,790
Income (loss) from discontinued operations	1,574,731	(1,750,520)	(1,557,231)
Net income (loss)	1,479,457	(1,914,136)	(1,245,441)
Net income (loss) per common share – Basic	0.08	(0.10)	(0.08)

Total assets	3,333,101	4,275,341	8,802,646
Long-term debt	Nil	1,582,000	1,638,000
Cash dividends per share	None	None	None

The Corrections Division operations are considered discontinued operations for all fiscal periods shown.

In fiscal 2004, Tactical Technologies Inc. the Law Enforcement Division had revenues of $4,360,864 largely attributable to a US government purchase order. With limited deliveries under the US government purchase order in 2006 and 2005, revenues were $2,501,333 in 2006 and $2,574,352 in 2005.

In March, 2004, the Company acquired On Guard Plus Limited, a service provider to Corrections markets in Europe. The acquisition of On Guard increased total assets and corresponding liabilities as On Guard had negative working capital at acquisition in fiscal 2004. The Company financed $1,126,272 of the acquisition cost through loans from the vendors and incurred further borrowings to finance the completion of development costs for On Guard products still under development at date of acquisition. In fiscal 2005, the Company sold a patent and related intellectual property, including a subsidiary of On Guard during fiscal 2005. As part of the transaction, the Company disposed of the goodwill set up at the time of the acquisition of On Guard. These transactions had significant effect on the total assets on the balance sheet at September 30, 2005 and 2004. A further decline in assets occurred in 2006 with the sale of the Corrections Division in September, 2006 resulting in the repayment of debt (Note 4 to the consolidated financial statements).

Net income (loss) was affected by the inclusion of On Guard which had net losses for the periods ending September 30, 2006, 2005 and 2004 of $546,009, $656,071 and $632,087 respectively. In addition, the net losses were increased by the adoption of the Stock-based Compensation accounting policy which resulted in $19,521 (2004 - $139,355) being recognized as an expense in the 2005 fiscal year. The net income (loss) was affected by the amortization of deferred financing costs of $181,782 (2005 - $194,319; 2004 - $12,517) and interest on the debentures of $184,119 (2005 - $189,840; 2004 - $13,510) which were issued in September, 2004. Net income in fiscal 2006 was increased through the reduction of expenses attributable to the application of proceeds received from the settlement of a legal dispute.

Results of Operations
The consolidated financial statements for the year ended September 30, 2006 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, and On Guard Plus Limited to the date of disposal. For the year ended September 30, 2005, On Guard Plus Limited results of operations are included for the full twelve months. In September, 2006, the Company sold its Corrections Division, including its subsidiary, On Guard Plus Limited (Note 4 to the consolidated financial statements). Accordingly, the operating results of the division have been classified as a discontinued operation and comparative figures restated.

Revenues for the year ended September 30, 2006 decreased by $73,019 or 3% to $2,501,333. Gross profit for 2006 was 39% of sales and $976,751 compared to 37% and $957,233 for 2005 due largely due to product mix.

Operating Costs
In fiscal 2006, operating expenses comprised of sales and marketing, general and administration, research and development, financing charges, depreciation and administration and foreign exchange loss decreased $162,171 to $1,065,968 compared with $1,228,139 in fiscal 2005. The decrease was the result of reductions in general and administration expenses from management charges and other efficiencies implemented.

Gain on sale of Corrections Division
In September, 2006, the Company sold its Corrections Division, including subsidiary On Guard Plus Limited, recording a gain on sale of $2,499,545 (See Note 4 to the consolidated financial statements). The sale generated net cash proceeds of $2,638,538, exclusive of a holdback receivable of $500,000, most of which was used to repay debt (see Capital Resources and Financing activities below).

Loss from Discontinued Operations
In September, 2006, the Company sold its Corrections Division, including its subsidiary, On Guard Plus Limited (Note 4 to the consolidated financial statements). Accordingly, the operating results of the division have been classified as a discontinued operation and comparative figures restated. Revenues declined $939,649 to $1,965,088 from $2,904,737 in 2005. During fiscal 2006, the Company experienced a lower level of sales under its Supply Agreement with Sentinel Monitoring Services LLP, its major customer. As a result of uncorrected

"Buyer Defaults", the Company exercised its right to terminate the Agreement in April, 2006. Operating expenses decreased $1,892,736 to $2,188,243 from $4,080,979 in the prior year. The reduction is attributable to reductions in operating expenses as staff and premises reductions were achieved in both On Guard and Surrey locations compared to the prior year. In addition to these reductions, expenses were reduced by the application of proceeds received from the settlement of a legal dispute in the first quarter of 2006. The Company experienced reduced professional fees compared to the prior year because of the settlement achieved. In addition, On Guard expenses are only included for eleven months in the current year. The loss from discontinued operations, net of income taxes was $924,814 in 2006 compared to $1,606,636 in 2005.

In December, 2004, the Company's subsidiary, On Guard, sold its subsidiary, Verquis, LLC, for cash proceeds of $1,185,348. The sale included exclusive rights to certain patents for the United States. In August, 2005, On Guard sold the patent and associated intellectual property to the same purchaser for cash proceeds of $2,135,000. On Guard retained exclusive rights to market the product in certain European markets subject to meeting minimum product sales in the retained markets. As part of the transaction, the Company disposed of goodwill acquired on the acquisition of On Guard contributing to the loss of $600,111 on the transactions.

Quarterly Results – 2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
(Unaudited)	$	$	$	$
Revenues from continuing operations	509,061	813,916	496,540	681,816
Income (loss) before discontinued operations	(48,837)	60,301	91,502	2,301,305
Income (loss) from discontinued Operations	(193,617)	(401,324)	(583,144)	253,271
Net (loss) income	(242,454)	(341,023)	(491,642)	2,554,576
Net (loss) income per common share – Basic and diluted	(0.01)	(0.02)	(0.03)	0.14

Quarterly Results – 2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues from continuing operations	437,555	555,067	790,165	791,565
Income (loss) before discontinued operations	(131,673)	(44,081)	24,727	43,161
Income (loss) from discontinued operations	(812,138)	(657,429)	(369,891)	33,188
Net loss	(943,811)	(701,510)	(345,164)	76,349
Loss per common share – Basic and diluted	(0.05)	(0.04)	(0.02)	0.01

A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2006 and 2005 were reduced as the average exchange rate fell from 1.33 in 2004 and to 1.22 in 2005 and 1.14 in 2006.

Fourth Quarter of 2006

Revenues for the fourth quarter decreased to $681,816 in 2006 from $791,565 the prior year. Gross profit for the quarter was $282,515 (41%) as compared to $308,159 (39%) in 2005. The increase in the gross profit percentage is attributable to the mix of products delivered. Net income for the fourth quarter was $2,554,576 as compared to $76,349 in the 2005 fourth quarter. Basic and diluted income per common share was $0.14 in 2006 compared to $0.01 in 2005. The net income for the fourth quarter of 2006 was significantly impacted by the sale of the Corrections Division while 2005 was impacted by the sale of patents and intellectual property and the resulting recovery of future income taxes.

Liquidity

Working capital at the end of fiscal 2006 was $2,708,737 compared to $387,166 at the end of fiscal 2005. Working capital increased because of the sale of the Corrections Division partially offset by the repayment of $1,582,000 debentures included as current liabilities at September 30, 2005.

Cash flow from operations
Cash used in continuing operations was $563,967, compared with $326,660 in fiscal 2005. Of this amount, $505,180 was invested in working capital items compared with $180,108 in the previous year. The Company used cash in discontinued operations of $364,584 in 2006 compared to $1,261,225 in 2005. The cash used in 2006 was a result of slower collection of accounts receivable and faster payment of suppliers.

Investing activities
During fiscal 2006, the Company received proceeds of $2,645,747 from the sale of the Corrections Division (Note 5 to the consolidated financial statements). During fiscal 2005, the Company received proceeds of $3,320,348 from the sale of a patent and related intellectual property (Note 4 to the consolidated financial statements). During fiscal 2006, excluding the Corrections Division, the Company purchased equipment and other assets totaling $33,958 compared to $44,169 during fiscal 2005.

Financing activities
During fiscal 2006, the Company repaid $284,837of loans payable and $1,582,000 of debentures compared to loan repayments of $823,190 in fiscal 2005.

Capital Resources
At September 30, 2006, the Company had working capital of $2,708,737, as compared to $387,166 at September 30, 2005. The Company has no long term debt and had 18,812,212 common shares issued and outstanding at September 30, 2006.

The Company had no commitments for material capital expenditures as of September 30, 2006.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4 – 5 years**	**After 5 years**
Debentures Payable		-	-	-	-
Operating Leases		-	-	-	-
Loans Payable	$129,059*	$129,059	-	-	-
Total Contractual Obligations	$129,059	$129,059	-	-	-
*Not including purchase commitments to suppliers.					

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $251,200 (2005 - $354,500) and automobile costs of $nil (2005 - $3,000) were charged by companies controlled by individuals who are officers or directors of the Company.

Maxwell & Co. provided accountancy services with a value of $44,920 (£21,848) (2005 $55,000 (£25,000)) in the period. H.W.G. Maxwell is a previous director and 50% shareholder of On Guard Plus Limited and is a partner in Maxwell & Co., Chartered Accountants.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets, goodwill, stock based compensation and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 2 to the consolidated financial statements.

Subsequent Events

In October, 2006, the Company changed its name to Wireless2 Technologies Inc.

Looking forward

Wireless2 has been looking at business opportunities during the first quarter of fiscal 2007and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical Technologies continues to be successful in its field and generates approximately $2.5 million in revenues. Tactical will be moving a larger facility in the second quarter of 2007.

Risk Management

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and inflation

The Company generates all of its revenues in U.S. dollars and Euros. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. The Company had a foreign exchange gain of $35,289 in fiscal 2006 (2005 - gain of $50,976). To date, the Company has not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the components it purchases and expenses it incurs and its law enforcement division are denominated in these foreign currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on it.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures for the purpose of ensuring there is reasonable assurance that all control issues and instances of fraud will be detected. The controls do not provide absolute assurance. The management of the Company, particularly the Chief Executive Officer and the Chief Financial Officer have taken responsibility for establishing and maintaining such controls and procedures. Under the supervision of the CEO and the CFO, the disclosure controls and procedures were evaluated and their operation monitored as of September 30, 2006. The disclosure controls and procedures were considered effective and operating properly. As of September 30, 2006, no weaknesses were noted in the disclosure controls and procedures.

"Doug H. Blakeway"	"Ian M. Brown"
President & Chief Executive Officer	Chief Financial Officer
January 21, 2007	January 21, 2007

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
Wireless2 Technologies Inc.
Director, Chairman & Chief Executive Officer
Tactical Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
Wireless2 Technologies Inc.

Kenneth R. Tolmie*
Director, Chairman, Audit Committee
Wireless2 Technologies Inc.

*Denotes member of Audit Committee

Robert J. Thomas, Jr.*
Director
Wireless2 Technologies Inc.

Richard B. Snyder
President
Tactical Technologies Inc.

Lynn J. Blakeway
Vice President
Wireless2 Technologies Inc.

Corporate Information

Wireless2 Technologies Inc.
#103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

Website: w2tec.com
eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548

Common Shares Authorized: Unlimited
Common Shares Issued: 18,812,213
(at December 21, 2006)

Wholly-owned subsidiaries
Tactical Technologies Inc. (United States)

Strategic Monitoring Services, Inc. *(inactive)*

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Auditors: **Deloitte & Touche LLP**
Bankers: **Toronto Dominion Bank**

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Annual General Meeting:
Wednesday, February 15, 2007 at 10:am at the offices of Lang Michener

END